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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       -----------------------------------

                           LIBERTY TECHNOLOGIES, INC.
                           (Name of Subject Company)

                           LIBERTY TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   531281103
                     (CUSIP Number of Class of Securities)

                       -----------------------------------

                                  R. NIM EVATT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 555 NORTH LANE
                                    LEE PARK
                        CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (610) 834-0330
                 (Name, Address and Telephone Number of Person

  Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                       -----------------------------------

                                WITH A COPY TO:

                            JAMES D. ROSENER, ESQ.
                              PEPPER HAMILTON LLP
                              1235 WESTLAKES DRIVE
                                   SUITE 400
                           BERWYN, PENNSYLVANIA 19312
                                 (610) 640-7817

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                                  INTRODUCTION

         Liberty Technologies, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on August 14, 1998 (as amended, the "Schedule 14D-9"), with respect to an offer by LTI Merger, Inc. ("Purchaser"), a wholly owned subsidiary of Crane Co. ("Crane") to purchase all of the outstanding shares of Common Stock, $.01 par value per share (the "Shares") of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4(b) of the Schedule 14D-9 is hereby amended and restated as follows:

Item 4. The Solicitation or Recommendation

     (b) Background; Reasons for the Recommendation of the Board of Directors

     The Company, founded in 1984, develops, manufactures, markets and sells diagnostic and condition monitoring systems and provides related services to customers in the worldwide power, process and industrial markets. In November 1996 and in connection with its press release announcing its results of operations for the nine months ended September 30, 1996, the Company announced that it would commence a review of possible strategic alternatives for all of its businesses. In December 1996, as part of that review of strategic alternatives, the Company's Board of Directors conducted a review of each of the Company's businesses (i) to assess strategic alternatives for each such business, (ii) to identify areas of business focus to preserve financial and human resource capital available to the Company, (iii) to evaluate each business areas's opportunities and threats, and (iv) to assess the financial strength and liquidity needs of the Company. That review identified the need for greater focus by management on specific product business niches and, in particular, three market areas --(1) condition monitoring products and related services, (2) digital radiography using the Company's RADView product line, and
(3) international power and process industries through strategic alliances.

     In October 1997, the Company concluded the sale of the Company's nondestructive testing and evaluation services business (the "NDE Business") to a newly formed subsidiary of General Electric Company ("GE"). At the time, the Company believed that a sale of the NDE Business would generate capital to be used in the development of the Company's product businesses. The Company used a portion of the net proceeds from the sale of the NDE Business to repay all of its outstanding debt.

     After the sale of the NDE Business, the Company continued to experience operating losses in the fourth quarter of 1997. In addition, the Company's actual operating performance did not achieve the Company's internal projections. During this period, the Company Board continued to


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review possible strategic alternatives for the Company and its businesses, but did not yet decide to sell the Company.

     During late February and early March 1998, Mr. David P. Kollock, a financial advisor to Crane based in Philadelphia, met with Mr. Roland K. Bullard, II a director of Company, Messrs. Anthony Moffa and Richard Tuft, non-management founders of the Company with substantial holdings of shares of Company Common Stock, and Mr. Richard Difieux, a director of the Company, each of whom indicated interest in discussing a possible transaction with Crane. On March 10, Mr. Kollock and Mr. R.S. Evans, Chairman and Chief Executive Officer of Crane, met with Mr. Stephen Wells, a director and substantial shareholder of the Company, who also expressed interest in a possible transaction.

     On March 18, 1998, the Company entered into a confidentiality agreement with Crane regarding certain information that would be provided by the Company to Crane during the course of Crane's due diligence review of the Company in connection with a possible negotiated transaction with the Company. On March 19, the Company management made presentations to Crane and Crane began preliminary due diligence. On April 2 and 3, Crane conducted a more detailed due diligence review of the Company.

     At about the same time, the Company entered into a confidentiality agreement with another potential acquiror who also began conducting a due diligence review of the Company.

     On April 21, 1998, April 23, 1998 and April 24, 1998 the Company Board met to establish a committee to evaluate its alternatives with respect to the interest expressed by the other potential acquiror in entering into a transaction with the Company and to discuss such alternatives. During the month of April 1998, Mr. Kollock had a number of discussions with Mr. Wells concerning a possible transaction.

     On April 29, 1998, the other potential acquiror delivered a non-binding written indication of interest to the Company to purchase the Company at a price equal to $5.50 per share payable in shares of this acquiror's common stock, subject to, among other conditions, satisfactory due diligence. On May 5, 1998, Crane delivered a non-binding written indication of interest to the Company to purchase the Company (excluding the Company's RADView business) at a price equal to $4.25 per share payable in shares of Crane common stock or $4.50 per share in cash, subject to satisfactory due diligence, definitive documentation and approval by the respective Boards of Directors of Crane and the Company and the Company's shareholders, and the receipt of any necessary governmental approvals. The Company advised Crane that the Company Board decided to explore other possible alternatives.

     On May 7, 1998, the Company Board met to discuss the terms and structure of the non-binding written proposals it had recently received from Crane and the other potential acquiror.

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     On May 12, 1998, the Company issued a press release reporting financial results for the quarter ended March 31, 1998 that reflected decreased revenues and earnings as compared to the first quarter of 1997. The press release further stated that the Company Board "is considering strategic alternatives to enhance shareholder value, and that such alternatives may include the sale or restructuring of all or part of the Company." On May 22, 1998, Mr. Evans advised Mr. Wells that he was withdrawing Crane's May 5 proposal. At about the same time, the other potential acquiror reduced its indicated price to $4.00 per share in cash. This other potential acquiror later withdrew its proposal and made no further proposals.

     On June 8, 1998, the Company issued a press release reporting "a restructuring of the Company in an effort to reduce operating expenses and to provide additional focus to their key accounts and markets."

     On June 25, 1998, Mr. Evans and Mr. Kollock met with Mr. Wells to explore renewal of Crane's interest in a possible transaction with the Company.

     During the period from June 29 through July 1, 1998, Crane conducted additional due diligence with respect to the Company.

     On July 13, 1998 Crane submitted a revised non-binding written indication of interest to purchase the Company at a price equal to $3.25 per share in cash, to be structured as a tender offer with a subsequent merger to acquire Shares not purchased in the tender offer.

     On July 16, 1998, the Company Board met to discuss Crane's new proposal and possible alternatives to this proposal. After this Board meeting and following discussions among Mr. Wells and Mr. Evans and Mr. David Smith, Crane's Chief Financial Officer on July 17, 1998, Crane agreed to increase the purchase price to $3.50 per share.

     Between July 22, 1998 and August 10, 1998, Crane and the Company and their respective professional advisors negotiated the Merger Agreement, the Stock Option Agreement, the form of Shareholder Agreement, and the First Amendment to Amended and Restated Rights Plan.

     On July 30, 1998, the Company received a non-binding written indication of interest from another potential acquiror to purchase the Company at a price equal to $3.85 per share in cash, subject to, among other things, satisfactory due diligence and the conclusion of definitive documentation. This potential acquiror advised the Company that completion of such due diligence would take up to two months. The Company Board met on July 30, 1998 to consider this proposal. After extensive discussions, the Company Board concluded that this potential acquiror's inclusion of such a time consuming due diligence period, when balanced against the near completion of the Company's negotiations with Crane, rendered the proposal by such potential acquiror too preliminary and conditional. In the Company Board's view, the risk that Crane would no longer continue its negotiations with the Company if the Company permitted this potential acquiror to take two months to conclude its due diligence investigation of the Company was both real and significant


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as there was no assurance that the Company and this potential acquiror would successfully conclude a transaction. If this proved to be the case, then the Company would not have concluded a transaction with either of Crane or this potential acquiror and, in the Company Board's opinion, the Company's bargaining position relative to other future potential acquirors would have been significantly reduced; thereby presenting the risk that any other proposal would be less advantageous to the Company and its shareholders than the terms of the Crane proposal. Accordingly, the Company Board decided that, unless this potential acquiror committed to complete its due diligence and negotiation of definitive documentation within the time frame within which the Company expected the Crane transaction to be finalized, it was in the Company's and its shareholders' best interest to continue discussions with Crane and to not pursue the proposal made by this potential acquiror. Company management communicated this timing requirement to the potential acquiror. The potential acquiror took no further action with respect to its proposal and in fact did not proceed with due diligence. Thus the Company continued its discussions with Crane.

     On August 10, 1998, the Company Board authorized representatives of the Company to execute the Merger Agreement, the Stock Option Agreement and the First Amendment to Amended and Restated Rights Plan. On August 11, 1998, the Merger Agreement, the Stock Option Agreement, the First Amendment to Amended and Restated Rights Agreement and the Shareholder Agreements were executed and delivered, and the transaction was announced publicly on the morning of August 12, 1998. The press release announcing the execution of the Merger Agreement and the terms of the Offer and Merger is filed as Exhibit (a)(2) to this
Schedule 14D-9 and is incorporated herein by reference.

     In approving the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the First Amendment to Amended and Restated Rights Agreement and the transactions contemplated thereby, the Board considered a number of factors, including:

     1. The Company Board's view that a sale of the Company at this time is in the best interest of the Company and its shareholders in light of: (a) the Company's history of operating losses and net losses since 1994; (b) the results of the second quarter ended June 30, 1998; (c) the Company's prospects for the third quarter ending September 30, 1998 and thereafter; (d) the Company's history of not achieving its internal projections and the Company Board's uncertainty with respect to the achievability of the Company's current short-term and long-term internal projections; (e) the Company Board's view that additional equity, which would likely be dilutive to the Company's existing shareholders, or a sale of assets would be necessary to sustain the Company's independence; and (f) the recent current market price for the Company Common Stock.

     2. The terms and conditions of the Merger Agreement (including, without limitation, the $3.50 per share cash amount to be paid by Crane), which the Company Board views as favorable to the Company's shareholders.

     3. The opinion of Legg Mason Wood Walker, Incorporated ("Legg Mason") presented to the Company Board on August 10, 1998, to the effect that the consideration to be paid to the Company's


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shareholders in the proposed acquisition by Crane pursuant to the Merger
Agreement and the related documents is fair from a financial point of view. In considering such opinion, the Company Board and Special Committee (defined below) of the Company Board were aware that upon delivery thereof, Legg Mason became entitled to certain fees described in Item 5 below in connection with its engagement by the Company.

     4. The presentation of Legg Mason in connection with such opinion, as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger including (i) a review of the historical financial performance of the Company; (ii) a review and analysis of the historical and current market prices and trading patterns of the Shares; (iii) the market price of the Shares in relation to the market prices and financial data of other companies engaged in similar businesses as the Company; (iv) a review and analysis of prices and premiums paid in, and other terms of, other comparable recent acquisition transactions; (v) a discounted cash flow analysis of the Company; and (vi) an analysis of the value of the Company in the event of a liquidation of its assets.

     5. The Company's shareholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations.

     6. The Company Board's ability to withdraw or modify its approval or recommendation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement if necessary for the Company Board to comply with its fiduciary duties.

     7. The Company Board's ability to approve and recommend a Superior Proposal (as defined in the Merger Agreement) if necessary for the Company Board to comply with its fiduciary duties.

     8. Crane's ability to conclude the transaction expeditiously and without any financing contingency.

     9. Crane's agreement (i) to give to those of the Company's or any of its subsidiaries' employees who remain in the employ of Crane or the Company after completion of the Offer (collectively, the "Remaining Company Employees") full credit for purposes of eligibility and vesting under all employee benefit plans or arrangements maintained by Crane or any of its subsidiaries for such Remaining Company Employees' service with the Company or any of its subsidiaries to the same extent recognized by the Company immediately prior to the consummation of the Offer, (ii) to provide the Remaining Company Employees with benefits comparable to those provided by Crane or any of its subsidiaries to similarly situated employees of Crane or any of its subsidiaries and (iii) to honor the Company's existing severance policy and separate employees severance agreements for a period of 18 months after the completion of the Merger for those of the Company's or any of its subsidiaries' employees who do not remain in the employ of the Crane or the Company after completion of the Offer.

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     10. The Company Board's view that the proposed acquisition will benefit the Company's customers by, among other things, assuring the continued availability of those Company products that are continued by Crane after the acquisition and of related after-sales service.

     11. The Company Board's view that it is unlikely that there will be, within the foreseeable future, any offer to acquire the Company which is superior to Crane's offer and which can be closed within the time frame of Crane's proposed acquisition.

     The foregoing discussion of factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors in reaching their own respective determinations.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit (a)(3) - Opinion of Legg Mason dated August 10, 1998.*

Dated August 28, 1998

                              By:  /s/ R. Nim Evatt
                                   --------------------------------------------
                                   Name:  R. Nim Evatt
                                   Title: President and Chief Executive Officer

--------
*Amending the Opinion of Legg Mason dated August 10, 1998 previously filed as Exhibit (a)(3) with the Company's Schedule 14D-9 dated August 14, 1998.

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                                 EXHIBIT INDEX

Exhibit            Description
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Exhibit (a)(1)*    Letter to Shareholders of the Company dated August 14, 1998.

Exhibit (a)(2)*    Press Release issued by the Company on August 12, 1998.

Exhibit (a)(3)+    Opinion of Legg Mason dated August 10, 1998.

Exhibit (c)(1)*    Agreement and Plan of Merger dated as of August 11, 1998
                   among Crane, Purchaser and the Company.

Exhibit (c)(2)*    Pages 6 through 11 of the Company's Proxy Statement dated
                   May 1, 1998, relating to its annual meeting of shareholders.

Exhibit (c)(3)*    Confidentiality Agreement dated March 18, 1998 between the
                   Company and Crane.

Exhibit (c)(4)*    Stock Option Agreement dated as of August 11, 1998 between the Company and Crane.

Exhibit (c)(5)*   Form of Shareholder Agreement between Crane and certain
                  shareholders of the Company.



* Previously filed as an exhibit to the Company's Schedule 14D-9 filed on August 14, 1998.

+    Filed herewith.

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